UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 2, 2017

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐     No  ☒

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated February 2, 2017 of Global Ship Lease, Inc. (the “Company”) announcing the appointment of Thomas Lister as the Company’s new Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: February 2, 2017	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

EXHIBIT I

Investor and Media Contact:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Appoints Thomas Lister as Chief Financial Officer

LONDON, February 2, 2017 – Global Ship Lease, Inc. (NYSE:GSL) (the “Company”) announced today that Thomas Lister has been appointed as Chief Financial Officer, effective April 1, 2017. Mr. Lister will succeed Susan Cook, who has served as Chief Financial Officer since 2007 and has informed the Company’s Board of Directors of her desire to step down from the full-time role. Accordingly, Ms. Cook has agreed to remain with the Company in a part-time advisory capacity after April 1, 2017.

Mr. Lister has 25 years of experience in the shipping and ship finance industries. Prior to his 2008 appointment as Chief Commercial Officer of Global Ship Lease, Mr. Lister was a Senior Vice President at DVB Bank, a leading global transport asset financier. Before that, he worked for the German KG financier and ship owning group Nordcapital (now E.R. Capital Holding) as Director of Business Development, and in a variety of other managerial, strategic, and business development roles in international shipping groups. Mr. Lister is a graduate of the University of Durham and holds an MBA from INSEAD.

Ian Webber, Chief Executive Officer, stated, “We would like to thank Susan for her important contribution in establishing Global Ship Lease and throughout our history as a public company. We are also pleased to appoint Tom Lister as our new Chief Financial Officer, a role that he will combine with his commercial responsibilities. We believe that Tom’s extensive industry knowledge and nearly a decade of experience at Global Ship Lease make him ideally suited to help guide the Company in this expanded leadership role.”

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to top tier container liner companies.

Global Ship Lease owns 18 vessels with a total capacity of 82,312 TEU and an average age, weighted by TEU capacity, at December 31, 2016 of 12.0 years. All 18 vessels are currently fixed on time charters, 15 of which are with CMA CGM. The average remaining term of the charters at December 31, 2016 is 3.9 years or 4.0 years on a weighted basis.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

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